SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BLUEBIRD BIO, INC.

(Name of Subject Company (Issuer))

BEACON MERGER SUB, INC.

(Names of Filing Persons (Offeror))

a direct wholly owned subsidiary of

BEACON MIDCO, INC.

(Names of Filing Persons (Parent of Offeror))

a direct wholly owned subsidiary of

BEACON PARENT HOLDINGS, L.P.

(Names of Filing Persons (Indirect Parent of Offeror))

whose general partner is

BEACON GENERAL PARTNER, LLC

(Names of Filing Persons (Other Persons))

an affiliate of

CARLYLE PARTNERS GROWTH, L.P.

(Names of Filing Persons (Other Persons))

SK CAPITAL PARTNERS VI-A, L.P.

SK CAPITAL PARTNERS VI-B, L.P.

(Names of Filing Persons (Other Persons))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09609G 209

(CUSIP Number of Class of Securities (Underlying Common Stock))

c/o The Carlyle Group One Vanderbilt Avenue New York, NY 10017 Telephone: +1 (212) 813-4900	SK Capital Partners 430 Park Avenue, 18th Floor New York, NY 10022 Telephone: +1 (212) 826-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mark A. Stagliano, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Gregg Griner, Esq. Albert Vanderlaan, Esq. Orrick, Herrington & Sutcliffe LLP 222 Berkeley St., Suite 2000 Boston, MA 02116	Matthew S. Arenson, P.C. Kirland & Ellis LLP 98 SE 7th St, Suite 700 Miami, FL 33131 (305) 432-5600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock, par value $0.01 per share (the “Shares”), of bluebird bio, Inc. (the “Company”), a Delaware corporation, by Beacon Merger Sub, Inc. (“Purchaser”), a Delaware corporation, and an indirect wholly owned subsidiary of Beacon Parent Holdings, L.P. (“Parent”), a Delaware limited partnership, to be commenced pursuant to the Agreement and Plan of Merger, dated as of February 21, 2025 (the “Merger Agreement”), by and among the Company, Purchaser and Parent. Purchaser is a wholly owned subsidiary of Beacon Midco, Inc., a Delaware corporation, which is a wholly owned subsidiary of Parent, whose general partner is Beacon General Partner, LLC, a Delaware limited liability company, which is controlled by its affiliates Carlyle Partners Growth, L.P., a Delaware limited partnership, and SK Capital Partners VI-A, L.P., a Delaware limited partnership, and SK Capital Partners VI-B, L.P., a Delaware limited partnership.

Important Information About the Tender Offer

The tender offer for the Shares of the Company has not yet commenced. This communication does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell the Company’s securities. An offer to purchase Shares of the Company will only be made pursuant to an Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and related tender offer materials. At the time the tender offer is commenced, Purchaser and Parent will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including the Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information. Once filed, investors will be able to obtain a free copy of these materials and other documents filed by Parent, Purchaser and the Company with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “investors & media” section of the Company’s website at www.bluebirdbio.com.

THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS (INCLUDING THE OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER DOCUMENTS), AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS MAY BE AMENDED FROM TIME TO TIME, CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT THEY SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

Forward-Looking Statements

This filing may include statements that are not statements of historical fact, or “forward-looking statements,” including with respect to Purchaser’s proposed acquisition of the Company. Such forward-looking statements may include, but are not limited to, beliefs about the potential benefits of the transaction; the considerations taken into account and the determination by the Board of Directors of the Company in approving the transaction; the planned completion and timing of the transactions contemplated by the Merger Agreement; and the prospective performance and outlook of the surviving company’s business, performance, and opportunities. These statements are based upon the current beliefs and expectations of Purchaser’s and Company’s management and are subject to significant risks and uncertainties. There can be no guarantees that the conditions to the closing of the proposed transactions will be satisfied on the expected timetable or at all. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include, but are not limited to, uncertainties as to the timing and completion of the tender offer and the merger; uncertainties as to the percentage of Company stockholders tendering their shares in the tender offer; the possibility that competing offers will be made; the possibility that various closing conditions for the tender offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable regulatory and/or governmental entities (or any conditions, limitations or restrictions placed on such approvals); risks relating to the Company’s liquidity during the pendency of the tender offer and the merger or in the event of a termination of the Merger Agreement; the risk that the milestone related to the contingent value rights is not achieved; risks relating to the Company’s liquidity during the pendency of the tender offer and the merger or in the event of a termination of the Merger Agreement; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; risks related to diverting management’s attention from Company’s ongoing business operations; the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; and other risks and uncertainties pertaining to Company’s business, including the risks and uncertainties detailed in Company’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Purchaser and Parent and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Company in connection with the tender offer.

Neither Purchaser, Parent nor the Company undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2024, as amended by any subsequent filings made with the SEC. These and other filings made by the Company with the SEC are available at www.sec.gov.

Exhibit Index

Exhibit No	Description

99.1	Press Release, dated February 21, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of bluebird bio, Inc. filed with the SEC on February 21, 2025 (File No. 001-35966)